EXHIBIT 4(c)

FORM OF POLICY RIDER

(ANNUAL STEP-UP)

Home Office located at: 440 Mamaroneck Avenue, Harrison, New York 10528 Adm. Office located at: 4333 Edgewood Road N.E. Cedar Rapids, Iowa 52499 (319) 355-8511
www.transamericaannuities.com

GUARANTEED MINIMUM DEATH BENEFIT RIDER

If You elect this rider, 100% of Your Policy Value must be in one or more of the designated funds. You can generally transfer between the designated funds as permitted under Your policy; however, You cannot make transfers as provided for in the base policy to a non-designated fund.

The fee for this rider is included in the mortality and expense risk fee and the administrative charge, which is shown in Section 2 - Policy Data, of the policy to which this rider is attached.

The Guaranteed Minimum Death Benefit (GMDB) provision in the Death Proceeds section of the policy to which this rider is attached, is amended to include the addition of the following language:

The Guaranteed Minimum Death Benefit is an Annual Step-Up to age 81 Death Benefit. The amount of this GMDB is equal to:

a) the step-up value as described below; plus

b) any Premium Payments subsequent to the previous determination point; minus

c) any Adjusted Withdrawals subsequent to the previous determination point.

On the Policy Date, the step-up value is the Policy Value. On each Policy Anniversary (referred to as the determination points) prior to the earlier of the date of death of the Annuitant or the Annuitant’s 81st birthday, a comparison is made between (a) and (b), where (a) is the Policy Value at this point in time and (b) is the previous step-up value, plus Premium Payments minus Adjusted Withdrawals (as described below) made since the previous determination point. The larger of (a) and (b) becomes the new step-up value. This step-up process stops at the earlier of the date of death of the Annuitant or the Annuitant’s 81st birthday. The then current step-up value becomes the final step-up value.

A withdrawal as provided in Section 5 of the policy will reduce the Guaranteed Minimum Death Benefit by an amount referred to as the “Adjusted Withdrawal”. The Adjusted Withdrawal may be a different amount than the gross withdrawal described in Section 5 of the policy. If at the time of the withdrawal, the Policy Value is greater than or equal to the death proceeds, the Adjusted Withdrawal will equal the gross withdrawal. If at the time of the withdrawal, the Policy Value is less than the death proceeds, the Adjusted Withdrawal will be greater than the gross withdrawal.

The Adjusted Withdrawal formula is AW = GW multiplied by DP divided by PV, where:

AW	= Adjusted Withdrawal
GW	= Gross withdrawal
DP	= Death proceeds prior to the withdrawal = greater of (PV or GMDB)
PV	= Policy Value prior to the withdrawal
GMDB	= Guaranteed Minimum Death Benefit prior to the withdrawal

The death benefit amount cannot be withdrawn as a lump sum.

The amount of the death benefit will be included in a report sent to You at least once each year until the Annuity Commencement Date as described in Section 3, Reports to Owner provision, in the policy.

This rider is effective on the Policy Date and can only be terminated when the policy to which this rider is attached terminates, including when the Policy Value becomes zero, or is annuitized. Once terminated the rider fee will also terminate. This rider is subject to all the terms and conditions of the policy not inconsistent herewith. In the event of any conflict between the provisions of this rider and provisions of the policy, the provisions of this rider shall prevail over the provisions of the policy.

Signed for us at our home office.

SECRETARY	PRESIDENT

NIC12 RGMD50513(NY)